Exhibit 99.1

Explanation of Responses

1.

Monarch Alternative Capital LP, a Delaware limited partnership (the “Investment Manager”), is the investment manager with respect to Monarch Capital Master Partners LP, a Cayman Islands limited partnership (“Capital Master Partners”), Monarch Debt Recovery Master Fund Ltd, a Cayman Islands exempted company (“Debt Recovery Master Fund”), and Monarch Opportunities Master Fund Ltd, a Cayman Islands exempted company (“Opportunities Master Fund”, and together with Capital Master Partners and Debt Recovery Master Fund, the “Master Funds”), and may be deemed to have beneficial ownership over the securities held by the Master Funds and their respective feeder funds. Capital Master Partners, Debt Recovery Master Fund and Opportunities Master Fund owned 15,790, 5,533,071 and 368,871 shares of Protection One, Inc. common stock (“Common Stock”), respectively, but all such shares were disposed of pursuant to a tender of shares in a change of control transaction for $15.50 per share. As a result, the Investment Manager and the Master Funds ceased to beneficially own any Common Stock.